Atlassian Announces Third Quarter Fiscal Year 2017 Results

Quarterly revenue of $159.9 million, up 36% year-over-year
Quarterly IFRS operating margin of (14%) and non-IFRS operating margin of 15%
Quarterly free cash flow of $68.3 million

SAN FRANCISCO (April 27, 2017) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced financial results for the third quarter of fiscal 2017 ended March 31, 2017, and released a shareholder letter on the Investor Relations section of its website at https://investors.atlassian.com.

“Q3 was a great quarter for Atlassian. We again drove strong execution across our cloud, server and data center products, and our innovative model continues to combine consistent revenue growth with significant free cash flow generation,” said Scott Farquhar, Atlassian co-CEO and co-founder. “In addition to our broad-based growth, we completed our acquisition of Trello in February and recently launched new Trello integrations for JIRA, Confluence, Bitbucket and HipChat. Together with Trello, we now serve more than 85,000 customers around the world, expanding our path towards supporting teams across the Fortune 500,000.”

Third Quarter Fiscal Year 2017 Financial Highlights:
On an IFRS basis, Atlassian reported:

•	Revenue: Total revenue was $159.9 million for the third quarter of fiscal 2017, up 36% from $117.9 million for the third quarter of fiscal 2016.

•
Operating Loss and Operating Margin: Operating loss was $23.1 million for the third quarter of fiscal 2017, compared with $4.9 million for the third quarter of fiscal 2016. Operating margin was (14%) for the third quarter of fiscal 2017, compared with (4%) for the third quarter of fiscal 2016.

•
Net Loss and Net Loss Per Diluted Share: Net loss was $17.5 million for the third quarter of fiscal 2017, compared with $1.1 million for the third quarter of fiscal 2016. Net loss per diluted share was $0.08 for the third quarter of fiscal 2017, compared with $0.01 for the third quarter of fiscal 2016.

•	Balance Sheet: Cash and cash equivalents and short-term investments at the end of the third quarter of fiscal 2017 totaled $503.6 million.
On a non-IFRS basis, Atlassian reported:

•
Operating Income and Operating Margin: Operating income was $24.5 million for the third quarter of fiscal 2017, compared with $18.3 million for the third quarter of fiscal 2016. Operating margin was 15% for the third quarter of fiscal 2017, compared with 15% for the third quarter of fiscal 2016.

•
Net Income and Net Income Per Diluted Share: Net income was $18.9 million for the third quarter of fiscal 2017, compared with $17.0 million for the third quarter of fiscal 2016. Net income per diluted share was $0.08 for the third quarter of fiscal 2017, compared with $0.07 per diluted share for the third quarter of fiscal 2016.

•
Free Cash Flow: Cash flow from operations for the third quarter of fiscal 2017 was $72.9 million, while capital expenditures totaled $4.6 million, resulting in free cash flow of $68.3 million, an increase of 68% year-over-year.

A reconciliation of IFRS to non-IFRS financial measures has been provided in the financial statement tables included in this press release. An explanation of these measures is also included below, under the heading “About Non-IFRS Financial Measures.”

Recent Business Highlights:

•
Customer growth: Atlassian ended the third quarter of fiscal 2017 with a total customer count on an active subscription or maintenance agreement basis of 85,031. Atlassian added 16,194 net new customers during the quarter; this number benefited from an increase of 12,789 customers as a result of our acquisition of Trello during the quarter. Excluding Trello, Atlassian ended the third quarter of fiscal 2017 with a total customer count of 72,242, an increase of 26% year-over-year. Net new customers during the quarter excluding Trello were 3,405.

•
Trello integrations with Atlassian products: In March we launched new integrations, called “Power-Ups,” that integrate Trello with the cloud versions of JIRA Software, Confluence, and Bitbucket, and enhanced the existing Power-Up for HipChat. Now teams can customize their Trello boards to surface real-time updates on their work. Attaching issues, pages, and pull requests to Trello cards, or creating cards from their HipChat room, gives teams confidence that they’re working on the most important items.

•
Atlassian Marketplace: With over 3,000 add-ons designed to enhance Atlassian products, the Atlassian Marketplace is one of the largest enterprise software marketplaces and passed a new milestone during the quarter, with more than $250 million in lifetime sales since its inception in 2012.

Financial Targets:
Atlassian is providing its financial targets for the fourth quarter and full fiscal year 2017. The company’s financial targets are as follows:

•	Fourth Quarter Fiscal Year 2017:

•	Total revenue is expected to be in the range of $170 million to $172 million.*

•	Gross margin is expected to be approximately 80% on an IFRS basis and approximately 84% on a non-IFRS basis.

•	Operating margin is expected to be approximately (20%) on an IFRS basis and approximately 14% on a non-IFRS basis.

•	Weighted-average share count is expected to be in the range of 238 million to 240 million shares on a fully diluted basis.

•	Net loss per diluted share is expected to be approximately ($0.10) on an IFRS basis, and net income per diluted share is expected to be approximately $0.08 on a non-IFRS basis.

•	Fiscal Year 2017:

•	Total revenue is expected to be in the range of $616 million to $618 million.**

•	Gross margin is expected to be approximately 81% on an IFRS basis and approximately 84% on a non-IFRS basis.

•	Operating margin is expected to be approximately (11%) on an IFRS basis and approximately 17% on a non-IFRS basis.

•	Weighted-average share count is expected to be in the range of 235 million to 236 million shares on a fully diluted basis.

•	Net loss per diluted share is expected to be approximately ($0.20) on an IFRS basis, and net income per diluted share is expected to be approximately $0.35 on a non-IFRS basis.

•	Free cash flow is expected to be in the range of $173 million to $177 million, which factors in capital expenditures that are expected to be approximately $15 million in fiscal 2017.

*Our fourth quarter fiscal 2017 revenue target includes a revenue contribution from Trello of approximately $3 million.
** Our full year fiscal 2017 revenue target includes a revenue contribution from Trello of approximately $4 million.

With respect to Atlassian’s expectations under “Financial Targets” above, a reconciliation of IFRS to non-IFRS gross margin, operating margin, net income per diluted share, and free cash flow have been provided in the financial statement tables included in this press release.

Shareholder Letter and Webcast/Conference Call Details
A detailed shareholder letter is available on the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Atlassian will host a webcast and conference call to answer questions today:

•	When: Thursday, April 27, 2017 at 2:00 P.M. Pacific Time (5:00 P.M. Eastern Time).

•
Webcast: A live webcast of the call can be accessed from the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. Following the call, a replay will be available on the same website.

•
Dial in: To access the call via telephone in North America, please dial 1-888-346-0688. For international callers, please dial 1-412-902-4250. Participants should request the “Atlassian call” after dialing in.

•
Audio replay: An audio replay of the call will be available via telephone for seven days, beginning two hours after the call. To listen to the replay in North America, please dial 1-877-344-7529 (access code 10103769). International callers, please dial 1-412-317-0088 (access code 10103769).

Atlassian has used, and will continue to use, its Investor Relations website at https://investors.atlassian.com as a means of disclosing material non-public information and for complying with its disclosure obligations.
About Atlassian
Atlassian unleashes the potential in every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 85,000 large and small organizations - including Citigroup, eBay, Coca-Cola, Visa, BMW and NASA - use Atlassian's project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn more about products including JIRA Software, Confluence, HipChat, Trello, Bitbucket and JIRA Service Desk at https://atlassian.com.

Investor Relations Contact
Ian Lee
IR@atlassian.com
Media Contact
Paul Loeffler
press@atlassian.com
Forward-Looking Statements
This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about Atlassian’s products, technology and other key strategic areas, and Atlassian’s financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income per diluted share and free cash flow.

Atlassian undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com.

About Non-IFRS Financial Measures
Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures reflect adjustments based on the items below:

•	Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•	Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets and related income tax effects on these items.

•	Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists primarily of purchases of property and equipment.

We exclude expenses related to share-based compensation, amortization of acquired intangible assets and the related income tax effects on these items from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets and the related income tax effects on these items allow for more meaningful comparisons between our operating results from period to period.
We include the effect of our outstanding share options and restricted share units (“RSUs”) in weighted-average shares used in computing non-IFRS net income per diluted share. IFRS excludes the impact of the full weighting of these outstanding equity awards until the effectiveness of our initial public offering (“IPO”). We have presented the full weighting impact of these additional shares from previously granted share options and RSUs, as if they were outstanding from the date of grant, in order to provide investors with insight into the full impact of all potentially dilutive awards outstanding and to provide comparability across periods.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow:

•	As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	For planning purposes, including the preparation of our annual operating budget;

•	To allocate resources to enhance the financial performance of our business;

•	To evaluate the effectiveness of our business strategies; and

•	In communications with our board of directors concerning our financial performance.
The tables in this press release titled “Reconciliation of IFRS to Non-IFRS Results” and “Reconciliation of IFRS to Non-IFRS Financial Targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.

We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.

Atlassian Corporation Plc
Consolidated Statements of Operations
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2017	2016	2017	2016
Revenues:
Subscription	$63,369	$38,691	$169,626	$103,069
Maintenance	67,072	56,178	193,873	160,040
Perpetual license	19,495	16,430	55,206	47,576
Other	9,973	6,643	26,900	18,785
Total revenues	159,909	117,942	445,605	329,470
Cost of revenues (1) (2)	32,895	19,764	82,356	54,657
Gross profit	127,014	98,178	363,249	274,813
Operating expenses:
Research and development (1)	82,262	54,170	219,477	147,476
Marketing and sales (1) (2)	36,625	24,436	89,021	62,411
General and administrative (1)	31,190	24,507	85,581	59,416
Total operating expenses	150,077	103,113	394,079	269,303
Operating income (loss)	(23,063)	(4,935)	(30,830)	5,510
Other non-operating expense, net	(492)	54	(806)	(730)
Finance income	1,040	703	3,803	872
Finance costs	(6)	(5)	(51)	(62)
Income (loss) before income tax benefit	(22,521)	(4,183)	(27,884)	5,590
Income tax benefit	5,060	3,111	6,088	3,485
Net income (loss)	$(17,461)	$(1,072)	$(21,796)	$9,075
Net income (loss) per share attributable to ordinary shareholders:
Basic	$(0.08)	$(0.01)	$(0.10)	$0.05
Diluted	$(0.08)	$(0.01)	$(0.10)	$0.05
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	223,333	212,920	221,034	172,272
Diluted	223,333	212,920	221,034	180,417

(1)Amounts include share-based payment expense, as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2017	2016	2017	2016
Cost of revenues	$1,853	$1,258	$4,697	$3,765
Research and development	21,628	9,495	54,786	23,193
Marketing and sales	5,336	2,754	11,940	8,560
General and administrative	8,965	7,739	24,688	14,876

(2)Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2017	2016	2017	2016
Cost of revenues	$4,907	$1,921	$9,307	$5,496
Marketing and sales	4,866	22	5,281	65

Atlassian Corporation Plc
Consolidated Statements of Financial Position
(U.S. $ in thousands)
(unaudited)

	March 31, 2017	June 30, 2016
Assets
Current assets:
Cash and cash equivalents	$196,882	$259,709
Short-term investments	306,676	483,405
Trade receivables	26,481	15,233
Current tax receivables	6,070	6,013
Prepaid expenses and other current assets	19,337	14,178
Total current assets	555,446	778,538
Non-current assets:
Property and equipment, net	45,190	58,762
Deferred tax assets	179,775	127,411
Goodwill	311,748	7,138
Intangible assets, net	134,992	13,577
Other non-current assets	8,513	5,547
Total non-current assets	680,218	212,435
Total assets	$1,235,664	$990,973
Liabilities
Current liabilities:
Trade and other payables	$71,381	$57,886
Current tax liabilities	5,250	286
Provisions	5,585	4,716
Deferred revenue	221,860	173,612
Total current liabilities	304,076	236,500
Non-current liabilities:
Deferred tax liabilities	57,240	6,639
Provisions	2,942	2,170
Deferred revenue	10,884	7,456
Other non-current liabilities	6,914	6,545
Total non-current liabilities	77,980	22,810
Total liabilities	$382,056	$259,310
Equity
Share capital	$22,422	$21,620
Share premium	448,986	441,734
Other capital reserves	379,555	244,335
Other components of equity	5,166	4,699
Retained earnings (accumulated deficit)	(2,521)	19,275
Total equity	$853,608	$731,663
Total liabilities and equity	$1,235,664	$990,973

Atlassian Corporation Plc
Consolidated Statements of Cash Flows
(U.S. $ in thousands)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2017	2016	2017	2016
Operating activities
Income (loss) before income tax	$(22,521)	$(4,183)	$(27,884)	$5,590
Adjustments to reconcile income (loss) before income tax to net cash provided by operating activities:
Depreciation and amortization	18,485	5,678	37,780	15,584
Loss (gain) on sale of investments and other assets	(15)	61	(422)	198
Net unrealized foreign currency loss (gain)	209	(442)	1	(8)
Share-based payment expense	37,782	21,246	96,111	50,394
Interest income	(1,040)	(703)	(3,803)	(872)
Changes in assets and liabilities:
Trade receivables	2,155	1,003	(9,913)	(3,311)
Prepaid expenses and other assets	(89)	(796)	(2,859)	(824)
Trade and other payables, provisions and other non-current liabilities	12,707	10,717	9,308	5,975
Deferred revenue	25,035	15,272	49,352	29,524
Interest received	1,470	1,352	5,147	1,458
Income tax paid, net of refunds	(1,255)	(961)	(4,034)	(9,161)
Net cash provided by operating activities	72,923	48,244	148,784	94,547
Investing activities
Business combinations, net of cash acquired	(362,795)	—	(381,090)	—
Purchases of property and equipment	(4,623)	(7,531)	(9,921)	(16,819)
Proceeds from sale of other assets	—	—	342	—
Purchases of investments	(105,021)	(318,785)	(338,385)	(435,428)
Proceeds from maturities of investments	23,088	13,202	80,188	47,824
Proceeds from sales of investments	235,173	6,361	433,761	6,361
Increase in restricted cash	—	—	(3,369)	—
Payment of deferred consideration	—	—	(935)	(1,025)
Net cash used in investing activities	(214,178)	(306,753)	(219,409)	(399,087)
Financing activities
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs	—	—	—	431,447
Proceeds from exercise of share options	1,535	764	7,403	4,266
Employee payroll taxes paid related to net share settlement of equity awards	—	—	—	(5,395)
Net cash provided by financing activities	1,535	764	7,403	430,318
Effect of exchange rate changes on cash and cash equivalents	440	371	395	22
Net increase (decrease) in cash and cash equivalents	(139,280)	(257,374)	(62,827)	125,800
Cash and cash equivalents at beginning of period	336,162	570,268	259,709	187,094
Cash and cash equivalents at end of period	$196,882	$312,894	$196,882	$312,894

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2017	2016	2017	2016
Gross profit
IFRS gross profit	$127,014	$98,178	$363,249	$274,813
Plus: Share-based payment expense	1,853	1,258	4,697	3,765
Plus: Amortization of acquired intangible assets	4,907	1,921	9,307	5,496
Non-IFRS gross profit	$133,774	$101,357	$377,253	$284,074
Operating income
IFRS operating income (loss)	$(23,063)	$(4,935)	$(30,830)	$5,510
Plus: Share-based payment expense	37,782	21,246	96,111	50,394
Plus: Amortization of acquired intangible assets	9,773	1,943	14,588	5,561
Non-IFRS operating income	$24,492	$18,254	$79,869	$61,465
Net income
IFRS net income (loss)	$(17,461)	$(1,072)	$(21,796)	$9,075
Plus: Share-based payment expense	37,782	21,246	96,111	50,394
Plus: Amortization of acquired intangible assets	9,773	1,943	14,588	5,561
Less: Income tax effects and adjustments	(11,162)	(5,157)	(25,587)	(10,581)
Non-IFRS net income	$18,932	$16,960	$63,316	$54,449
Net income per share
IFRS net income (loss) per share - basic	$(0.08)	$(0.01)	$(0.10)	$0.05
Plus: Share-based payment expense	0.17	0.10	0.44	0.30
Plus: Amortization of acquired intangible assets	0.04	0.01	0.07	0.03
Less: Income tax effects and adjustments	(0.05)	(0.02)	(0.12)	(0.06)
Non-IFRS net income per share - basic	$0.08	$0.08	$0.29	$0.32

IFRS net income (loss) per share - diluted	$(0.08)	$(0.01)	$(0.10)	$0.05
Plus: Share-based payment expense	0.17	0.09	0.42	0.26
Plus: Amortization of acquired intangible assets	0.04	0.01	0.06	0.03
Less: Income tax effects and adjustments	(0.05)	(0.02)	(0.11)	(0.06)
Non-IFRS net income per share - diluted	$0.08	$0.07	$0.27	$0.28
Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net income (loss) per share	223,333	212,920	221,034	180,417
Plus: Dilution from share options and RSUs (1)	12,900	18,023	13,900	—
Plus: Dilution from share options and RSUs granted in periods prior to IPO (2)	—	—	—	11,247
Weighted-average shares used in computing diluted non-IFRS net income per share	236,233	230,943	234,934	191,664
Free cash flow
IFRS net cash provided by operating activities	$72,923	$48,244	$148,784	$94,547
Less: Capital expenditures	(4,623)	(7,531)	(9,921)	(16,819)
Free cash flow	$68,300	$40,713	$138,863	$77,728
(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three and nine months ended March 31, 2017 and the three months ended March 31, 2016 because the effect would have been anti-dilutive.
(2) Gives effect to share options and RSUs in periods prior to our IPO for comparability.

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Results
(as a percentage of total revenues)
(unaudited)

	Three Months Ended March 31,
	2017	2016
Operating margin
IFRS operating margin	(14%)	(4%)
Plus: Share-based payment expense	23	17
Plus: Amortization of acquired intangible assets	6	2
Non-IFRS operating margin	15%	15%

Atlassian Corporation Plc
Reconciliation of IFRS to Non-IFRS Financial Targets
(U.S. $)

	Three Months Ending June 30, 2017	Fiscal Year Ending June 30, 2017
Revenue	$170 million to $172 million	$616 million to $618 million

IFRS gross margin	80%	81%
Plus: Share-based payment expense	1	1
Plus: Amortization of acquired intangible assets	3	2
Non-IFRS gross margin	84%	84%

IFRS operating margin	(20%)	(11%)
Plus: Share-based payment expense	27	23
Plus: Amortization of acquired intangible assets	7	5
Non-IFRS operating margin	14%	17%

IFRS net loss per share - diluted	($0.10)	($0.20)
Plus: Share-based payment expense	0.19	0.60
Plus: Amortization of acquired intangible assets	0.05	0.12
Less: Income tax effects and adjustments	(0.06)	(0.17)
Non-IFRS net income per share - diluted	$0.08	$0.35
Weighted-average shares used in computing diluted non-IFRS net income per share	238 million to 240 million	235 million to 236 million

IFRS net cash provided by operations		$188 million to $192 million
Less: Capital expenditures		(15 million)
Free cash flow		$173 million to $177 million